NEWS RELEASE 07-49	Oct. 11, 2007

DRILL RESULTS REINFORCE STRONG GROWTH POTENTIAL
OF NORTHUMBERLAND GOLD DEPOSIT IN NEVADA

Fronteer Development Group (TSX and AMEX – FRG)(“Fronteer” or “Company”) is pleased to announce drill results reinforcing the strong growth potential of the Northumberland gold deposit, one of the Company’s principal Nevada assets obtained through the recent acquisition of NewWest Gold.

Northumberland is one of the largest undeveloped Carlin-style gold deposits in Nevada with an estimated resource of 2.06 million ounces of gold (measured and indicated), 0.40 million ounces of gold (inferred), and 5.11 million ounces silver (inferred) – see resource estimate table below.

Northumberland has been the focus of considerable drilling over the past 18 months, the results of which have not yet been incorporated into a revised resource estimate. The results from more than 50 drill holes include some of the highest grade gold intersections encountered on any of Fronteer’s projects. Fronteer will be integrating these positive results into a new resource estimate in the coming months.

Highlights from drilling completed since the existing NewWest resource estimate (published July 15, 2006, and based on drilling up to the end of 2004) are as follows:

			IMPERIAL UNITS		METRIC UNITS
Drill Hole	From (feet)	To (feet)	Length (feet)**	Grade (Au oz/ton)*	Length (metres)**	Grade (Au g/tonne)
NUN-96	725	765	40	0.247	12.19	8.47
NUN-98	680	770	90	0.147	27.43	5.04
NN-45	1565	1655	90	0.118	27.43	4.05
NN-56	770	1060	290	0.118	88.39	4.05
NN57	750	900	150	0.130	45.72	4.46
NN-59	440	535	95	0.170	28.96	5.83
Including	440	490	50	0.242	15.24	8.30
NN-62	505	570	65	0.186	19.81	6.38
And	725	735	10	0.138	3.05	4.73
And	740	775	35	0.122	10.67	4.18
NN-63	720	875	155	0.175	47.24	6.00
Including	720	820	100	0.226	30.48	7.75
And	990	1015	25	0.437	7.62	14.98
NN-64	785	865	80	0.215	24.38	7.37
Including	800	830	30	0.306	9.14	10.49
And	1170	1190	20	0.156	6.10	5.35
NN-66	740	790	50	0.223	15.24	7.65
Including	765	785	20	0.401	6.10	13.75
NUN-74	30	70	40	0.285	12.19	9.77
NUN-75	420	495	75	0.159	22.86	5.45
NUN-82	1680	1755	75	0.176	22.86	6.03
Including	1725	1755	30	0.246	9.14	8.43
NUN-83	1615	1665	50	0.198	15.24	6.79
Including	1650	1660	10	0.448	3.05	15.36

NUN-85	1415	1485	70	0.153	21.34	5.25
* Composites calculated using cut-offs of: 0.010 oz/ton (0.34 g/tonne) for oxide, and 0.05 oz/ton (1.71 g/tonne) for sulphide
** The geometry of the mineralized bodies has been modeled in detail and is well-understood. The intervals shown are believed to be approximately 90% of true width, or better.

“Northumberland is a key project in our gold portfolio and one of six advanced stage projects in our international pipeline. We see Northumberland as a big and robust deposit with the potential to move toward the feasibility stage,” says Dr Mark O'Dea, President and Chief Executive Officer of Fronteer. “The combination of our new Nevada focus with our significant Turkish assets creates an outstanding platform for growth." Northumberland is currently 100%-owned by Fronteer. Newmont Mining Corporation is earning a 60% interest in Northumberland by spending a total of US$25 million on the project by 2010, including minimum annual expenditures of US$5 million starting in 2008. If Newmont vests, Fronteer receives a 3% net smelter return royalty on 100% of production and reserves the option for Newmont to finance its 40% share of mine development costs. Northumberland’s gold resource is located entirely on private lands, which greatly facilitates the permitting process.

Northumberland is one of 19 new projects obtained through the recent acquisition of NewWest Gold. Three of these projects -- Northumberland, Sandman and Zaca – have NI-43-101 resources (See Press Release 07-45). Of the remaining 16 projects, 12 have drill-indicated gold mineralization.

NORTHUMBERLAND 43-101 RESOURCE ESTIMATE

		Measured				Indicated
Type	Cut off oz/ton	Tons	Grade oz/ton	Grade g/tonne	Au Ounces	Tons	Grade oz/ton	Grade g/tonne	Au Ounces
Oxide	0.01	8,951,000	0.034	1.166	302,000	6,793,000	0.033	1.131	221,000
Sulph.	0.04	3,903,000	0.094	3.223	368,000	9,441,000	0.097	3.326	912,000
Sulph	0.1	144,000	0.159	5.451	23,000	1,678,000	0.138	4.731	232,000
Total		12,998,000	0.053	1.817	693,000	17,912,000	0.053	1.817	1,365,000

		Inferred Gold				Inferred Silver Resources
Type	Cut off oz/ton	Tons	Grade oz/ton	Grade g/tonne	Au Ounces	Tons	Grade Ag oz/ton	Grade Ag g/tonne	Ag Ounces
Oxide	0.01	1,007,000	0.036	1.234	36,000	16,751,000	0.127	4.354	2,127,000
Sulph.	0.04	1,846,000	0.094	3.223	174,000	15,190,000	0.168	5.760	2,552,000
Sulph	0.1	1,528,000	0.124	4.251	189,000	3,350,000	0.129	4.423	432,000
Total		4,381,000	0.091	3.120	399,000	35,291,000	0.145	4.971	5,111,000

These resources are from an independent NI 43-101 Technical Report, entitled Northumberland Project, Nye County, Nevada, USA, July 15, 2006 by Mine Development Assoc. for NewWest Gold Corp. Samples of drill core or RC chips were sampled on 5.0 ft or 1.52 m intervals and assayed by American Assay (ISO9002;2002) or ALS Chemex (ISO 9001;2000) for gold and silver by Fire Assay of a 30 gram (1 assay tonne charge) with an AA finish, or if over 10.0 ppm Au was re-assayed and completed with a gravimetric finish.

For a comprehensive table of Northumberland drill results, please use the following link: www.fronteergroup.com/i/IR/NorthumberlandDrillResults.pdf

For a map showing the distribution of drill holes, please use the following link: www.fronteergroup.com/i/IR/Northumberlandmap.jpg

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in Turkey, an extensive portfolio of advanced

Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:
Mark O’Dea, President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677 info@fronteergroup.com

Mineral resources are not mineral reserves and do not have demonstrated economic viability, and there is no guarantee that any resource will become a reserve. Michael Gustin, Ph.D., of Mine Development Associates (“MDA”), Reno, Nevada, is designated as a Qualified Person for the Northumberland resource estimate, with the ability and authority to verify the authenticity of, and validity of, this data. Mineral resources have been estimated by MDA in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The resource estimate is from the 43-101 Compliant Report; Technical Report, Northumberland Project, Nye County, Nevada, USA, July 15, 2006 by Mine Development Assoc. for NewWest Gold Corp. The gold cut-off grades (expressed in ounces of gold per ton) for the Northumberland Project measured, indicated and inferred resources are 0.01 for oxide material, 0.04 for shallow sulfide material and 0.10 for deep sulfide material. The inferred silver resource includes only silver lying within the modeled gold zones and within blocks that exceed the gold cut-off grades; no silver cut-off is applied.

James Ashton P.E. is designated as a Qualified Person for the Northumberland drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Composites calculated using cut-offs of: 0.010 oz/ton (.34 g/tonne) for oxide, and 0.05 oz/ton (1.71 g/tonne) for sulphide. The geometry of the mineralized bodies has been modeled in detail. The intervals shown are assumed to be approximately 90% of true width, or better.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration, drilling exposure and exploration budgets and timing of expenditures involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C., and factors discussed in NewWest’s annual information form. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements